Exhibit 12

787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

[●], 2025

The Addressees Listed on Schedule I Hereto

100 Bellevue Parkway

Wilmington, DE 19809

Ladies and Gentlemen:

The Acquiring Fund and each Target Fund listed on Schedule I hereto have requested our opinion as to certain federal income tax consequences of the Acquiring Fund’s proposed acquisition of the assets of each Target Fund pursuant to an Agreement and Plan of Reorganization dated as of [●], 2025 (each, a “Plan”). Pursuant to each Plan, (i) the Acquiring Fund will acquire substantially all of the Target Fund’s assets (the “Assets”) and assume substantially all of the Target Fund’s liabilities (the “Assumed Liabilities”) in exchange solely for newly issued common shares and Variable Rate Demand Preferred Shares of the Acquiring Fund (“VRDP Shares” and together with such common shares, the “Acquiring Fund Shares”), (ii) the Target Fund will distribute such Acquiring Fund Shares to holders of its common shares (although cash may be distributed in lieu of fractional common shares) and VRDP Shares, respectively, and (iii) the Target Fund will terminate its registration under the Investment Company Act of 1940, as amended, and liquidate, dissolve and terminate in accordance with its charter and applicable state law (all the foregoing transactions with respect to the Acquiring Fund and a Target Fund being referred to herein collectively as the “Reorganization”). For ease of reference, the remainder of this opinion refers to a single “Target Fund,” “Plan” and “Reorganization.” The Acquiring Fund and Target Fund are referred to together as the “Funds.” This opinion is being delivered pursuant to Sections 8(h) and 9(i) of the Plan.

We have reviewed such documents and materials as we have considered necessary for the purpose of rendering this opinion. In rendering this opinion, we have assumed that such documents as yet unexecuted will, when executed, conform in all material respects to the proposed forms of such documents that we have examined. In addition, we have assumed the genuineness of all signatures, the capacity of each party executing a document to so execute that document, the authenticity of all documents submitted to us as originals and the conformity to original documents of all documents submitted to us as certified or photostatic copies.

We have made inquiry as to the underlying facts that we considered to be relevant to the conclusions set forth in this letter. The opinions expressed in this letter are based upon certain factual statements relating

BRUSSELS  CHICAGO  DALLAS  FRANKFURT  HAMBURG  HOUSTON  LONDON  LOS ANGELES

MILAN  MUNICH  NEW YORK  PALO ALTO  PARIS  ROME  SAN FRANCISCO  WASHINGTON

The Addressees Listed on Schedule I Hereto

[●], 2025

to the Funds set forth in the Joint Proxy Statement/Prospectus for common shareholders of the Funds filed as part of the Acquiring Fund’s registration statement on Form N-14 (the “Registration Statement”), the Proxy Statement for holders of VRDP Shares of the Funds filed on Schedule 14A by the Funds (the “Proxy Statement”), and representations made in letters from the Target Fund and Acquiring Fund addressed to us for our use in rendering this opinion (the “Tax Representation Letters”). We have no reason to believe that these representations and facts are not valid, but we have not attempted to verify independently any of these representations and facts, and this opinion is based upon the assumption that each of them is accurate.

The conclusions expressed herein are based upon the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations issued thereunder, published rulings and procedures of the Internal Revenue Service and judicial decisions, all as in effect on the date of this letter.

Based upon the foregoing, with respect to each Reorganization, we are of the opinion that for U.S. federal income tax purposes:

1.

The Target Fund’s transfer to the Acquiring Fund of all the Assets solely in exchange for Acquiring Fund Shares and Acquiring Fund’s assumption of the Assumed Liabilities, followed by Target Fund’s distribution of such Acquiring Fund common shares to its common shareholders and VRDP Shares to its VRDP holders, respectively, and the termination, dissolution and complete liquidation of the Target Fund, all pursuant to the Plan, will constitute a “reorganization” within the meaning of section 368(a) of the Code, and the Acquiring Fund and the Target Fund will each be a “party to a reorganization” within the meaning of section 368(b) of the Code.

2.

No gain or loss will be recognized by the Acquiring Fund upon the receipt of all of the Assets solely in exchange for Acquiring Fund Shares and the assumption by the Acquiring Fund of the Assumed Liabilities.

3.

No gain or loss will be recognized by the Target Fund upon the transfer of the Assets to the Acquiring Fund solely in exchange for Acquiring Fund Shares and the assumption by the Acquiring Fund of the Assumed Liabilities or upon the distribution of Acquiring Fund Shares to the Target Fund shareholders in exchange for their Target Fund shares in complete liquidation of the Target Fund.

4.

No gain or loss will be recognized by the Target Fund shareholders upon their receipt of Acquiring Fund Shares in exchange for their Target Fund shares in the Reorganization, except to the extent the Target Fund common shareholders receive cash in lieu of a fractional Acquiring Fund common share.

5.

The aggregate basis of Acquiring Fund Shares received by each Target Fund shareholder pursuant to the Reorganization will be the same as the aggregate basis of the Target Fund shares exchanged therefor by such a shareholder, reduced by any amount of tax basis allocable to a fractional Acquiring Fund common share for which cash is received.

The Addressees Listed on Schedule I Hereto

[●], 2025

6.

The holding period of Acquiring Fund Shares to be received by each Target Fund shareholder pursuant to the Reorganization (including any fractional Acquiring Fund common share to which a Target Fund common shareholder would be entitled) will include the holding period of the Target Fund shares exchanged therefor, provided that such Target Fund shareholder held the Target Fund shares as capital assets at the time of the Reorganization.

7.

A Target Fund shareholder that receives cash in lieu of a fractional Acquiring Fund common share will recognize capital gain or loss equal to the difference between the amount of cash deemed received for the fractional Acquiring Fund common share and the shareholder’s tax basis in the Target Fund common shares allocable to the fractional Acquiring Fund common share, provided that such Target Fund shareholder held the Target Fund common shares as capital assets at the time of the Reorganization. The capital gain or loss will be a long-term capital gain or loss if the Target Fund shareholder’s holding period for Target Fund common shares is more than one year as of the date the Reorganization is consummated.

8.

The basis of each Asset transferred to the Acquiring Fund in the Reorganization will be the same in the hands of the Acquiring Fund as the basis of such Asset in the hands of the Target Fund immediately prior to the transfer increased by the amount of gain or decreased by the amount of loss, if any, recognized by the Target Fund upon the transfer.

9.

The holding period of each of the Assets in the hands of the Acquiring Fund will include the holding period of each such Asset when held by the Target Fund (except to the extent that the investment activities of the Acquiring Fund reduce or eliminate such holding period).

Notwithstanding the foregoing, this opinion does not address the tax consequences of the Reorganization to contracts or securities on which gain or loss is recognized (i) upon the close of the taxable year or (ii) upon the transfer of an asset regardless of whether such transfer would otherwise be a non-recognition transaction under the Code.

Our opinion is based upon the accuracy of the certifications, representations and warranties and satisfaction of the covenants and obligations contained in the Plan, the Tax Representation Letters and in the various other documents related thereto. Our opinion may not be relied upon if any of such certifications, representations or warranties are not accurate to any material extent or if any of such covenants or obligations are not satisfied in all material respects. We hereby consent to the filing of this opinion with the Registration Statement and to the reference to us in the Joint Proxy Statement/ Prospectus included as part of the Registration Statement.

Very truly yours,

SCHEDULE I

	Acquiring Fund	Ticker	Type of Entity
	BlackRock MuniYield Quality Fund, Inc.	MQY	Maryland corporation

	Target Fund	Ticker	Type of Entity
1.	BlackRock Investment Quality Municipal Trust, Inc.	BKN	Maryland corporation

2.	BlackRock MuniYield Fund, Inc.	MYD	Maryland corporation

3.	BlackRock MuniYield Quality Fund II, Inc.	MQT	Maryland corporation

4.	BlackRock Virginia Municipal Bond Trust	BHV	Delaware statutory trust

5.	BlackRock MuniYield Pennsylvania Quality Fund	MPA	Massachusetts business trust